SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                  Enclosures:  Prudential plc Proposed Termination of Agreement

For immediate release

2 June 2010

PRUDENTIAL PLC
PROPOSED TERMINATION OF AGREEMENT TO COMBINE WITH AIA GROUP LIMITED

Further to its announcement yesterday, Prudential plc ("Prudential") announces that it is in negotiations with American International Group, Inc. ("AIG") for the termination of the agreement (the "SPA") for the combination of Prudential with AIA Group Limited ("AIA").

If, as expected, the agreement with AIG is terminated, the Board of Prudential will not put any resolutions to the court and shareholder meetings convened for 7 June 2010 and it will not be proceeding with the rights issue or other financing relating to the Transaction.  The reconvened Annual General Meeting will go ahead as planned on 7 June 2010.

The Group strategy, to allocate capital in priority to the most profitable geographies and products, with a particular focus on Asia, remains unchanged and the recent performance of the Group has demonstrated success through the record profit growth in 2009 and the first quarter in 2010.

Under the proposed termination agreement, Prudential will pay to AIG the break fee referred to below in full and final satisfaction of all its liabilities pursuant to the SPA and to release and waive any claims it may have against AIG.

Total costs incurred by Prudential in connection with the Transaction are estimated to be approximately £450 million.  These include the break fee of £152.569 million (including VAT, if any) and arrangement and underwriting fees of approximately £81 million.  The balance relates to advisory and other fees, including the estimated net cost of the derivative hedging instruments entered into to hedge the foreign exchange risk of using pound sterling proceeds from the rights issue to fund part of the US dollar cash consideration.  These derivative hedging instruments fluctuate in value and the effect of re-measurement on the income statement and shareholders' equity will depend upon market conditions at the time they are settled or reported.

Harvey McGrath, Chairman, Prudential said:

"While AIA was an excellent opportunity, since we announced the potential transaction we have seen significant falls in the markets. We listened carefully to shareholders over the price and initiated a renegotiation of the terms with AIG.  Unfortunately, it has not been possible to reach agreement so we feel it is in the best interest of our shareholders not to pursue this opportunity.  We are therefore withdrawing from the transaction."

Tidjane Thiam, Group Chief Executive, Prudential said:

"We entered into this potential transaction from a position of strength in Asia and we view the region as offering excellent growth opportunities for Prudential.  We agreed with shareholders that a renegotiation of the terms was necessary given market movements but it has not proved possible to reach agreement.  Our existing business in Asia has delivered another record performance in the first quarter of this year and we will continue to focus on generating sustainable shareholder value across our portfolio."

ENDS

Enquiries:

Media		Investors / Analysts
Ed Brewster	+44 (0)20 7548 3719	Matt Lilley / Jessica Stalley	+44 (0)20 7548 3300
Robin Tozer	+44 (0)20 7548 2776
Kevin Byram / Tom Burns Brunswick	+44 (0)20 7404 5959
Tim Payne / Karin Wong Brunswick (Hong Kong)	+852 3512 5000

Notes to Editors:

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £290 billion in assets under management (as at 31 December 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking.  By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

Important Notice

This announcement is not an offer for sale of or a solicitation of any offer to buy securities in the United States. Securities may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or an exemption from registration under the US Securities Act of 1933, as amended (the "Securities Act"). The shares and other securities mentioned in this announcement have not been, and will not be, registered under the Securities Act or under the securities laws of any state or territory of the United States. They may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. Prudential does not intend to register any part of the offering of any of the securities referred to herein in the United States or to conduct a public offering of such securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 2 June 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Susan Henderson

Susan Henderson
Deputy Group Secretary,